FOR MORE INFORMATION:
Ringo Ng
852-2764-3622
ringong@ljintl.com

FOR IMMEDIATE RELEASE
MARCH 17, 2010
LJ INTERNATIONAL ANNOUNCES FOURTH QUARTER
EARNINGS RELEASE DATE AND CONFERENCE CALL
HONG KONG, March 17, 2010 — LJ International Inc. (LJI) (NASDAQ: JADE), a leading jewelry manufacturer and retailer, today announced that it will issue its fourth quarter and fiscal year 2009 financial results pre-market on Monday, March 22, 2010 followed by a conference call at 11:00 a.m. ET.
WHAT: LJ International, Inc. Fourth Quarter and Fiscal Year 2009 Earnings Conference Call
WHEN: Monday, March 22, 2010 — 11:00 a.m. Eastern Time
HOW: Live via phone by dialing (877) 407-9210 and asking for the LJ International, Inc. call. Please call at least 10 minutes prior to the start time, or live over the Internet by visiting http://www.JADE4Q09ConferenceCall.com.
REPLAY: A replay of the conference call will be available through June 11, 2010 and may be accessed by calling 877-660-6853. Please use account #286 and conference ID #347034.
About LJ International Inc.
LJ International Inc. (LJI) (NASDAQ: JADE) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. Through its ENZO stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets.
Forward-looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements. These forward-looking statements do not constitute promises or guarantees of future performance, but involve a number of risks and uncertainties that could cause actual results to differ materially from such statements. Factors that could cause actual results to differ materially from such statements

LJ International Press Release

include, but are not limited to, factors relating to future revenues and earnings, expectations that the Company will not be negatively impacted by further one-time events relating to, but not limited to, write-offs related to its U.S. customers, significant or unforeseen litigation expenses, fluctuations in the Company’s gross margins, productivity improvements at its ENZO Division, continued weakness in the global economic climate, particularly in the U.S. and China as well as additional risk factors detailed in the Company’s most recent filings with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking information contained in this press release or with respect to the announcements described herein.
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